Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Feishang Anthracite Resources Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

PROPOSALS FOR

(1) RE-ELECTION OF RETIRING DIRECTORS
AND

(2) GENERAL MANDATES TO
REPURCHASE SHARES AND ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 3 to 5 of this circular. A notice convening the annual general meeting (“Annual General Meeting”) of the shareholders of Feishang Anthracite Resources Limited to be held at Monaco Room, Basement 1, Regal Hong Kong Hotel, 88 Yee Woo Street, Causeway Bay, Hong Kong on Friday, 30 May 2014 at 3:00 pm is set out on pages 20 to 23 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed with this circular. Such form of proxy is also published on the designated website of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the website of the Company (http://www.fsanthracite.com).

Whether or not you are able to attend the Annual General Meeting, please complete and sign the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the Annual General Meeting if they so wish.

25 April 2014

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“Annual General Meeting”	an annual general meeting of the Company to be held at Monaco Room, Basement 1, Regal Hong Kong Hotel, 88 Yee Woo Street, Causeway Bay, Hong Kong on Friday, 30 May 2014 at 3:00 pm, to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 20 to 23 of this circular, or any adjournment thereof

“Articles of Association”	the articles of association of the Company currently in force

“Board”	the board of Directors

“CHNR”	China Natural Resources, Inc., a company incorporated in the British Virgin Islands on 14 December 1993, the shares of which are listed on the Capital Market of NASDAQ in the United States

“Company”	Feishang Anthracite Resources Limited, a company incorporated in the British Virgin Islands with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issuance Mandate”	as defined in paragraph 4 of the Letter from the Board as set out on page 4 of this circular

“Latest Practicable Date”	17 April 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

DEFINITIONS

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Shares(s)”	ordinary share(s) of HK$0.01 each in the issued capital of the Company or if there has been a subsequent sub-division, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company

“Share Repurchase Mandate”	as defined in paragraph 3 of the Letter from the Board as set out on page 4 of this circular

“Shareholder(s)”	holder(s) of Share(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	The Code on Takeovers and Mergers published by the Securities and Futures Commission as amended from time to time

“%”	per cent

LETTER FROM THE BOARD

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

Executive Directors:	Registered Office:
Mr. LI Feilie (Chairman and	Maples Corporate Services (BVI) Limited
Chief Executive Officer)	Kingston Chambers, P.O. Box 173
Mr. HAN Weibing (Chief Operating Officer)	Road Town, Tortola
Mr. WAN Huojin (Chief Technical Officer) Mr. TAM Cheuk Ho	British Virgin Islands
Mr. WONG Wah On Edward	Principal Place of Business in
Hong Kong:
Independent Non-executive Directors:	Room 2205, Shun Tak Centre
Mr. LO Kin Cheung	200 Connaught Road Central
Mr. HUANG Zuye	Sheung Wan
Mr. GU Jianshe	Hong Kong

25 April 2014

To the Shareholders

Dear Sir/Madam,

PROPOSALS FOR

(1) RE-ELECTION OF RETIRING DIRECTORS

AND

(2) GENERAL MANDATES TO

REPURCHASE SHARES AND ISSUE NEW SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of certain resolutions to be proposed at the Annual General Meeting to be held on 30 May 2014.

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with Article 14.19 of the Articles of Association, Mr. Li Feilie shall retire from office at the Annual General Meeting. In addition, Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward who were appointed by the Board on 1 February 2013 shall hold office until the

LETTER FROM THE BOARD

Annual General Meeting pursuant to Article 14.2 of the Articles of Association. Mr. Han Weibing, Mr. Wan Huojin, Mr. Lo Kin Cheung, Mr. Huang Zuye and Mr. Gu Jianshe who were appointed by the Shareholder on 23 December 2013 shall hold office until the Annual General Meeting pursuant to Article 14.3 of the Articles of Association. All of the above retiring Directors, being eligible, will offer themselves for re-election as Directors at the Annual General Meeting.

To enable Shareholder to make an informed decision on the re-election of the retiring Directors, the biographical details of the retiring Directors who stand for re-election at the Annual General Meeting are set out in Appendix I to this circular for Shareholders’ consideration.

3.	PROPOSED GRANTING OF GENERAL MANDATE TO REPURCHASE SHARES

In order to give the Company the flexibility to repurchase Shares if and when appropriate, an ordinary resolution will be proposed at the Annual General Meeting to approve the granting of a general and unconditional mandate to the Directors to repurchase Shares on the Stock Exchange of not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of proposed ordinary resolution contained in item 4 of the notice of the Annual General Meeting as set out on pages 20 to 23 of this circular (i.e. an aggregate nominal amount of Shares up to HK$124,554.58 (equivalent to 12,455,458 Shares) (the “Share Repurchase Mandate”) assuming that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting). The Directors wish to state that they have no immediate plan to repurchase any Shares pursuant to the Share Repurchase Mandate.

An explanatory statement containing the information relating to the Share Repurchase Mandate and as required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the granting of the Share Repurchase Mandate is set out in Appendix II to this circular.

4.	PROPOSED GRANTING OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Shares if and when appropriate, an ordinary resolution will be proposed at the Annual General Meeting to approve the granting of a general and unconditional mandate to the Directors to allot, issue or deal with additional Shares of not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of proposed ordinary resolution contained in item 5 of the notice of the Annual General Meeting as set out on pages 20 to 23 of this circular (i.e. an aggregate nominal amount of Shares up to HK$249,109.16 (equivalent to 24,910,916 Shares) (the “Issuance Mandate”) assuming that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting). An ordinary resolution to extend the Issuance Mandate by adding the aggregate nominal amount of Shares repurchased by the Company pursuant to the Share Repurchase Mandate will also be proposed at the Annual General Meeting.

The Directors wish to state that they have no immediate plan to issue any new Shares pursuant to the Issuance Mandate.

LETTER FROM THE BOARD

5.	ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

Date:	30 May 2014
Time:	3:00 pm
Venue:	Monaco Room, Basement 1, Regal Hong Kong Hotel, 88 Yee Woo Street, Causeway Bay, Hong Kong

The notice of the Annual General Meeting is set out on pages 20 to 23 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed to approve the re-election of the retiring Directors, the granting of the Share Purchase Mandate and the Issuance Mandate and the extension of the Issuance Mandate by adding thereto of any Shares repurchased under the Share Repurchase Mandate.

Pursuant to the Listing Rules and the Articles of Association, any vote of shareholders at a general meeting must be taken by poll except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands pursuant to the Listing Rules. An announcement on the poll vote results will be published by the Company after the Annual General Meeting in the manner prescribed under the Listing Rules.

A form of proxy for use at the Annual General Meeting is enclosed with this circular and such form of proxy is also published on the designated website of the Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http://www.fsanthracite.com). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

6.	RECOMMENDATION

The Directors consider that the proposed re-election of retiring Directors and the granting of the Share Repurchase Mandate and Issuance Mandate and the extension of the Issuance Mandate by the addition thereto of any Shares repurchased under the Share Repurchase Mandate are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Feishang Anthracite Resources Limited
LI Feilie
Chairman

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

The following are details of the Directors who will retire and being eligible, offer themselves for re-election as Directors at the Annual General Meeting.

(1)	Mr. LI Feilie, aged 47, Chairman, Executive Director and Chief Executive Officer

Position and Experience

Mr. LI Feilie is the chairman of the Board, executive Director and chief executive officer of the Company. He is also a member of the remuneration committee and nomination committee of the Company. Mr. Li is primarily responsible for the overall corporate strategy, planning and business development of the Group and also plays an integral role in supervising the Company’s operational management. He has more than 20 years of experience in corporate management and acquisitions. Mr. Li also has served as a director and the chairman of CHNR since February 2006. He has also been a director of Hong Kong Smartact Limited, a subsidiary of the Company, since April 2010. In addition, Mr. Li has been a director and the chairman of Feishang Enterprise Group Co., Ltd. (including certain of its group companies), the flagship holding company of nonferrous metal production, iron production, transportation and logistics as well as forestry business since June 2000. He graduated from Peking University ( 京 ) with a bachelor ’s degree and a master ’s degree in economics in July 1988 and January 1991, respectively. Save as disclosed above, Mr. Li has not held any directorship in other listed public companies in the past three years.

Length of service

The length of service of Mr. Li with the Company is approximately 4.5 years. Mr. Li has entered into a service agreement with the Company for a term of three years to 22 December 2016. Mr. Li is subject to retirement by rotation and re-election at annual general meetings of the Company pursuant to the Articles of Association.

Relationships

Mr. Li is the sole shareholder of Laitan Investments Limited, which is one of the controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Li was interested and deemed to be interested in 73,902,965 Shares pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Li is entitled to an annual Director’s fee of HK$1.00 together with a discretionary bonus, which is determined by the Board with reference to his duties and responsibilities and subject to review from time to time.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

There is no information which is discloseable nor is Mr. Li involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters concerning Mr. Li that need to be brought to the attention of the Shareholders.

(2)	Mr. HAN Weibing, aged 42, Executive Director and Chief Operating Officer

Position and Experience

Mr. HAN Weibing has been the executive Director and chief operating officer of the Company since December 2013. He is also a member of the corporate social responsibility committee and remuneration committee of the Company. Mr. Han is primarily responsible for overseeing the day-to-day management and operations of the Group. Mr. Han has served as the vice president of the coal division of CHNR, a director and the chairman of the board of directors of Guizhou Puxin Energy Co., Ltd. and Guizhou Yongfu Mining Co., Limited, subsidiaries of the Company, since January 2012, taking charge of the development and management of their coal mining related business. He has also served as a director of Jinsha Juli Energy Resources Co. Ltd., a subsidiary of the Company, since November 2012. He was the general manager and the vice president of the human resources department of Feishang Enterprise Group Co., Ltd. from March 2009 to March 2012, and he also served as the assistant president of Feishang Enterprise Group Co., Ltd. from February 2010 to February 2011. From August 1995 to March 2007, Mr. Han served as the deputy manager of the human resources department of a multinational logistics equipment manufacturing company listed on the Shenzhen Stock Exchange. He graduated from Sun Yat-Sen University (中山大學) with an executive master of business administration degree in June 2007 and from Wright State University in the United States with a master of business administration degree in November 2008. Mr. Han did not hold any directorship in other listed public companies in the past three years.

Length of service

Mr. Han was appointed as an executive Director of the Company on 23 December 2013. Mr. Han has entered into a service agreement with the Company for a term of three years to 22 December 2016. Mr. Han is subject to retirement by rotation and re-election at annual general meetings of the Company pursuant to the Articles of Association.

Relationships

Mr. Han does not have any relationship with any Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Interests in Shares

As at the Latest Practicable Date, Mr. Han does not hold any interest in the Shares or underlying Shares pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Han is entitled to an annual Director’s fee of HK$1.00 and an annual salary of CNY300,000.00 together with a discretionary bonus, which is determined by the Board with reference to his duties and responsibilities and subject to review from time to time.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

There is no information which is discloseable nor is Mr. Han involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters concerning Mr. Han that need to be brought to the attention of the Shareholders.

(3)	Mr. WAN Huojin, aged 68, Executive Director and Chief Technical Officer

Position and Experience

Mr. WAN Huojin was appointed as the executive Director and chief technical officer of the Company in December 2013. He is also a member of the corporate social responsibility committee of the Company. Mr. Wan is primarily responsible for overseeing the coal mine construction and coal production of the Group. He has served as a director of Jinsha Juli Energy Resources Co. Ltd., a subsidiary of the Company, since November 2012. Mr. Wan has over 45 years of experience in the mining industry, particularly on coal production. He was the deputy general manager of a subsidiary of the Group from March 2010 to June 2010, and has been its general manager since June 2010. His responsibilities include determining and overseeing the overall business strategies and plans, including the plans for coal mine operation and development. During the period between August 1968 and December 2007, Mr. Wan served different positions in Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局) and was finally promoted to its head in January 2001. Mr. Wan graduated from Jiangxi Polytechnic College (江西工業工程職業技術學院) with a secondary vocational school’s diploma in coal mining in August 1968. He was accredited as a senior engineer by the Jiangxi Branch of China Universal Allocation Coal Mining Company (中國統配煤礦總公司江西公司) in September 1992. He has received a number of awards in recognition of his contribution to the coal mining industry over the years. Mr. Wan did not hold any directorship in other listed public companies in the past three years.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Length of service

Mr. Wan was appointed as an executive Director of the Company on 23 December 2013. Mr. Wan has entered into a service agreement with the Company for a term of three years to 22 December 2016. Mr. Wan is subject to retirement by rotation and re-election at annual general meetings of the Company pursuant to the Articles of Association.

Relationships

Mr. Wan does not have any relationship with any Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Wan does not hold any interest in the Shares or underlying Shares pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Wan is entitled to an annual Director’s fee of HK$1.00 and an annual salary of CNY291,000.00 together with a discretionary bonus, which is determined by the Board with reference to his duties and responsibilities and subject to review from time to time.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

There is no information which is discloseable nor is Mr. Wan involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters concerning Mr. Wan that need to be brought to the attention of the Shareholders.

(4)	Mr. TAM Cheuk Ho, aged 51, Executive Director

Position and Experience

Mr. TAM Cheuk Ho was appointed as the executive Director of the Company in February 2013. He is also a member of the nomination committee of the Company. Mr. Tam had been with the CHNR group for more than 20 years and resigned from position of executive vice president and executive director of CHNR upon the completion of the spin-off. During the period from May 2002 to April 2003, Mr. Tam was an executive director and the deputy chairman of a Hong Kong listed company engaged in property development and securities investment operations. He has been a partner of a certified public accountant firm in Hong Kong since July 1995, and was the finance director of a

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

private investment company from October 1992 to December 1994. He was the company secretary of a Hong Kong listed company operating Chinese restaurants chain and engaging in property investments from February 1993 to December 2012, and was its financial controller from February to September 1992. From July 1984 to December 1991, Mr. Tam worked at an international certified public accountant firm and his last position at such firm was as an audit manager. Mr. Tam graduated from the Chinese University of Hong Kong with a bachelor ’s degree in business administration in 1984. He was accredited as a certified public accountant (practicing) by the Hong Kong Institute of Certified Public Accountants in July 1992, and was admitted as a fellow in November 1999. He was also admitted as a fellow of the Association of Chartered Certified Accountants in October 1992. Save as disclosed above, Mr. Tam has not held any directorship in other listed public companies in the past three years.

Length of service

The length of service of Mr. Tam with the Company is approximately 1.2 years. Mr. Tam has entered into a service agreement with the Company for a term of three years to 22 December 2016. Mr. Tam is subject to retirement by rotation and re-election at annual general meetings of the Company pursuant to the Articles of Association.

Relationships

Mr. Tam does not have any relationship with any Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Tam was interested in 1,409,630 Shares pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Tam is entitled to an annual Director’s fee of HK$1.00 together with a discretionary bonus, which is determined by the Board with reference to his duties and responsibilities and subject to review from time to time.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

There is no information which is discloseable nor is Mr. Tam involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters concerning Mr. Tam that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

(5)	Mr. WONG Wah On Edward, aged 50, Executive Director

Position and Experience

Mr. WONG Wah On Edward was appointed as the executive Director of the Company in February 2013. Mr. Wong has been with the CHNR group for more than 20 years and resigned from the positions of chief financial officer, executive director and company secretary upon the completion of the spin-off in January 2014. He has served as a director of Hong Kong Smartact Limited, a subsidiary of the Company, since January 2010. From December 2000 to December 2006, Mr. Wong was an independent non-executive director of a Hong Kong listed company engaged in the trading of construction materials. He has also served as a partner of a certified public accountant firm in Hong Kong since July 1995. From October 1992 to December 1994, Mr. Wong was the deputy finance director of a private investment company. From July 1988 to October 1992, Mr. Wong worked at the audit department of an international certified public accountant firm, providing professional auditing services to clients in a variety of business sectors, and he left the firm as a senior auditor. Mr. Wong graduated from the Hong Kong Polytechnic University with a professional diploma in company secretaryship and administration in 1988. He was accredited as a certified public accountant (practicing) by the Hong Kong Institute of Certified Public Accountants in September 1993, and was admitted as a fellow in November 1999. He was also a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Chartered Secretaries. Save as disclosed above, Mr. Wong has not held any directorship in other listed public companies in the past three years.

Length of service

The length of service of Mr. Wong with the Company is approximately 1.2 years. Mr. Wong has entered into a service agreement with the Company for a term of three years to 22 December 2016. Mr. Wong is subject to retirement by rotation and re-election at annual general meetings of the Company pursuant to the Articles of Association.

Relationships

Mr. Wong does not have any relationship with any Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Wong was interested in 2,000,000 Shares pursuant to Part XV of the SFO.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Director’s emoluments

Mr. Wong is entitled to an annual Director’s fee of HK$1.00 together with a discretionary bonus, which is determined by the Board with reference to his duties and responsibilities and subject to review from time to time.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

There is no information which is discloseable nor is Mr. Wong involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters concerning Mr. Wong that need to be brought to the attention of the Shareholders.

(6)	Mr. LO Kin Cheung, aged 49, Independent Non-executive Director

Position and Experience

Mr. LO Kin Cheung was appointed as the independent non-executive Director in December 2013. He is also the chairman of audit committee and a member of the remuneration committee and nomination committee of the Company. He acted as an independent non-executive director of CHNR from December 2004 to June 2006 and an independent non-executive director of China Resources Development, Inc., a member of the predecessor group of CHNR, from May 2000 to December 2004. He also served as an independent non-executive director of a Hong Kong listed company operating Chinese restaurant chains and engaged in property investments during the period from August 2004 to August 2011. Mr. Lo has been the chief financial officer of a private company engaging in the printing business since September 2001. From March 1998 to July 2001, Mr. Lo was an executive director of a Hong Kong listed company then involved in the baby care product industry and the multimedia industry. From July 1986, Mr. Lo spent nearly 12 years with an international certified public accountant firm and his last position at such firm was as a principal. Over these years, Mr. Lo has gained extensive experience in finance and accounting. He graduated from the University of Hong Kong with a bachelor ’s degree in science in 1986 and completed the advanced management program at Harvard Business School in May 2004. Mr. Lo was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants in March 2000 and July 1994, respectively. He was also an associate of the Institute of Chartered Accountants in England and Wales and a member and certified general accountant of the Certified General Accountants Association of Canada. Save as disclosed above, Mr. Lo has not held any directorship in other listed public companies in the past three years.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Length of service

Mr. Lo was appointed as an independent non-executive Director of the Company on 23 December 2013. Mr. Lo has entered into a service agreement with the Company for a term of three years to 22 December 2016. Mr. Lo is subject to retirement by rotation and re-election at annual general meetings of the Company pursuant to the Articles of Association.

Relationships

Mr. Lo does not have any relationship with any Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Lo does not hold any interest in the Shares or underlying Shares pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Lo is entitled to an annual Director’s fee of HK$120,000 which is determined by the Board with reference to his duties and responsibilities and subject to review from time to time.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

There is no information which is discloseable nor is Mr. Lo involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters concerning Mr. Lo that need to be brought to the attention of the Shareholders.

(7)	Mr. HUANG Zuye, aged 69, Independent Non-executive Director

Position and Experience

Mr. HUANG Zuye was appointed as the independent non-executive Director in December 2013. He is also the chairman of the nomination committee and a member of the audit committee and remuneration committee of the Company. Mr. Huang has over 35 years of experience in the coal mining industry. He retired from the Coal Mining Engineering Institute of Guizhou Province (貴州省煤礦設計研究院) in April 2005. Prior to that, he had worked at the institute for 30 years since May 1975, serving as its Communist Party of China (“CPC”) secretary from December 1997 to March 2005, its

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

head of institute from June 1994 to March 2003, its deputy head of institute from February 1988 to May 1994 and taking positions of assistant engineer and engineer from May 1975 to February 1988. During such period, Mr. Huang’s responsibilities ranged from project construction design, coal mine design, research and development to the overall management of the institute. He worked as a technician at Laoying mine of Shuicheng Mining Bureau (水城礦務局老鷹山礦) from August 1967 to April 1975 and was primarily responsible for handling the general technological issues relating to coal mine extraction. Mr. Huang graduated from Guizhou Institute of Technology (貴州工學 院) with a diploma in underground coal mining extraction in August 1967. He obtained his master’s degree in project management from University of Quebec at Chicoutimi in Canada in March 2006. Mr. Huang was accredited a number of professional qualifications, such as a senior engineer by the Department of Personnel of Guizhou Province (貴州省人事廳) in August 1992, a consultant engineer and a cost engineer jointly by the Ministry of Personnel of the PRC (中華人民共和國人事部) and the Ministry of Construction of the PRC (中華人民共和國建設部) in March 1997 and October 2001, respectively, and a registered consulting engineer jointly by the Ministry of Personnel of the PRC (中華人民共和國人事部) and the State Development Planning Commission of the PRC (中華人民共和國國家發展計劃委員會) in March 2003. Mr. Huang did not hold any directorship in other listed public companies in the past three years.

Length of service

Mr. Huang was appointed as an independent non-executive Director of the Company on 23 December 2013. Mr. Huang has entered into a service agreement with the Company for a term of three years to 22 December 2016. Mr. Huang is subject to retirement by rotation and re-election at annual general meetings of the Company pursuant to the Articles of Association.

Relationships

Mr. Huang does not have any relationship with any Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Huang does not hold any interest in the Shares or underlying Shares pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Huang is entitled to an annual Director’s fee of HK$120,000 which is determined by the Board with reference to his duties and responsibilities and subject to review from time to time.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

There is no information which is discloseable nor is Mr. Huang involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters concerning Mr. Huang that need to be brought to the attention of the Shareholders.

(8)	Mr. GU Jianshe, aged 61, Independent Non-executive Director

Position and Experience

Mr. GU Jianshe was appointed as the independent non-executive Director in December 2013. He is also the chairman of the corporate social responsibility committee and remuneration committee, and a member of the audit committee and the nomination committee of the Company. Mr. Gu has approximately 40 years of experience in the mining industry. He was a member of the CPC committee and also the head of the discipline and inspection group of Guizhou Energy Bureau (貴州能源局) from May 2009 to May 2013. He took a number of positions including the member of the CPC committee, a professional discipline and inspection supervisor, the head of the discipline and inspection group as well as the head of office and the deputy secretary of the CPC committee during his stay with Guizhou Coal Management Bureau (貴州省煤炭管理局) from November 2002 to May 2009. He was a senior economist and the head of the development and planning department of Shuicheng Mining (Group) Corporation (水城礦業(集團)公司) from September 2001 to November 2002. Prior to that, he worked at Shuicheng Mining Bureau (水城礦務局) from July 1985 to September 2001, during which he served as a senior economist and the head of its office from June 1997 to September 2001, the deputy secretary of the CPC committee and the secretary of the discipline committee of its mechatronic general factory from June 1995 to June 1997, the secretary and deputy manager of its office from July 1985 to June 1995. Between September 1983 and July 1985, Mr. Gu stayed at Yunnan Normal University (雲南師範大學) as a student of the politics and education faculty. He worked at Wangjiazhai Coal Selection Plant (汪家寨選煤廠) of Shuicheng Mining Bureau (水城礦務局) from September 1971 to September 1983 during which he also served as the deputy head of the publicity division of Shuicheng Mining Bureau’s (水城礦務局) mechatronic general factory. Mr. Gu obtained a junior college’s diploma in politics and education from Yunan Normal University (雲南師範大學) in July 1985. He also obtained his bachelor’s degree in economics and management from CPC Guizhou Committee Party School (中共貴州省委 黨校) in July 1997. Mr. Gu was accredited as a senior economist by the Department of Personnel of Guizhou Province (貴州省人事廳) in December 1999. Mr. Gu did not hold any directorship in other listed public companies in the past three years.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Length of service

Mr. Gu was appointed as an independent non-executive Director of the Company on 23 December 2013. Mr. Gu has entered into a service agreement with the Company for a term of three years to 22 December 2016. Mr. Gu is subject to retirement by rotation and re-election at annual general meetings of the Company pursuant to the Articles of Association.

Relationships

Mr. Gu does not have any relationship with any Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Gu does not hold any interest in the Shares or underlying Shares pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Gu is entitled to an annual Director’s fee of HK$120,000 which is determined by the Board with reference to his duties and responsibilities and subject to review from time to time.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

There is no information which is discloseable nor is Mr. Gu involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters concerning Mr. Gu that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Annual General Meeting in relation to the granting of the Share Repurchase Mandate.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 124,554,580 Shares.

Subject to the passing of the ordinary resolution set out in item 4 of the notice of the Annual General Meeting in respect of the granting of the Share Repurchase Mandate and assuming that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting, i.e. being 124,554,580 Shares, the Directors would be authorized under the Share Repurchase Mandate to repurchase, during the period in which the Share Repurchase Mandate remains in force, an aggregate nominal amount of Shares up to HK$124,554.58 (equivalent to 12,455,458 Shares), representing 10% of the aggregate nominal amount of Shares in issue as at the date of the Annual General Meeting.

2.	REASONS FOR SHARE REPURCHASE

The Directors believe that the granting of the Share Repurchase Mandate is in the best interests of the Company and the Shareholders as a whole.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders as a whole.

3.	FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Articles of Association, the laws of British Virgin Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASE

There might be a material adverse impact on the working capital or gearing ratio of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended 31 December 2013) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing ratio which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

5.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange during the period from 22 January 2014 (the date of listing of the Shares on the Stock Exchange) up to and including the Latest Practicable Date were as follows:

Month	Highest	Lowest
	HK$	HK$

January 2014	30.00	16.90
February 2014	19.20	14.00
March 2014	14.50	12.20
April 2014 (up to the Latest Practicable Date)	12.80	8.80

6.	GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their respective associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders and exercised.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders and exercised.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the British Virgin Islands.

7.	TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares pursuant to the Share Repurchase Mandate, a Shareholder ’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder ’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

To the best knowledge of the Company, as at the Latest Practicable Date, Mr. Li Feilie, the controlling shareholder of the Company (as defined in the Listing Rules), was interested and deemed to be interested in 73,902,965 Shares representing approximately 59.33% of the total issued share capital of the Company. Such 73,902,965 Shares comprised 1,500,000 Shares

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

(representing approximately 1.20% of the total issued share capital of the Company) held by himself directly as beneficial owner and 72,402,965 Shares (representing approximately 58.13% of the total issued share capital of the Company) held by Feishang Group Limited. Feishang Group Limited is a wholly-owned subsidiary of Laitan Investments Limited, which is in turn wholly owned by Mr. Li Feilie. In the event that the Directors exercise the proposed Share Repurchase Mandate in full, the aggregate shareholding of Mr. Li Feilie would be increased to approximately 65.92% of the issued share capital of the Company.

The Directors are not aware of any Shareholder or a group of Shareholders acting in concert, who will become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code as a result of the repurchase of Shares.

The Directors will use their best endeavours to ensure that the Share Repurchase Mandate will not be exercised to such extent that the number of listed shares held by the public will fall below the relevant minimum percentage as determined by the Stock Exchange.

8.	REPURCHASE OF SHARES MADE BY THE COMPANY

From the date of listing of the Company on 22 January 2014 and up to the Latest Practicable Date, the Company had not repurchased any of the Shares (whether on the Stock Exchange or otherwise).

NOTICE OF ANNUAL GENERAL MEETING

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of Feishang Anthracite Resources Limited (the “Company”) will be held at Monaco Room, Basement 1, Regal Hong Kong Hotel, 88 Yee Woo Street, Causeway Bay, Hong Kong on Friday, 30 May 2014 at 3:00 pm for the following purposes:

1.	To receive the audited consolidated financial statements of the Company and the reports of the directors and auditors for the year ended 31 December 2013.

2.	To re-elect the retiring directors of the Company (the “Directors”) and to authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

3.	To re-appoint auditors and to authorize the Board to fix their remuneration.

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) or of any other stock exchange on which the securities of the Company may be listed as amended from time to time;

(b)	the total nominal amount of shares of the Company to be repurchased pursuant to the mandate in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

5.	“THAT:

(a)	subject to paragraph (c) below, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined below) to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall authorize the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the mandate in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of options under a share option scheme of the Company; and

(iii)	any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company on the date of passing of this resolution; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Right Issue” means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognized regulatory body or any stock exchange).”

6.	“THAT conditional upon the passing of resolutions set out in items 4 and 5 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 5 of the Notice be and is hereby extended by the addition to the aggregate nominal amount of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares repurchased by the Company pursuant to the mandate referred to in resolution set out in item 4 of the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.”

By Order of the Board
Feishang Anthracite Resources Limited
LI Feilie
Chairman

Hong Kong, 25 April 2014

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	All resolutions at the meeting will be taken by poll (except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Listing Rules. The results of the poll will be published on the designated website of the Stock Exchange and the website of the Company in accordance with the Listing Rules.

2.	Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint one proxy or more than one proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified in the relevant form of proxy.

3.	In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy of that power of attorney or authority, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

4.	For determining the entitlement to attend and vote at the above meeting, the Register of Members of the Company will be closed from Wednesday, 28 May 2014 to Friday, 30 May 2014, both dates inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the Annual General Meeting, unregistered holders of shares of the Company shall ensure that all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 27 May 2014.

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